NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

October 20, 2023

Office of Industrial Applications and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Ludwig Enterprises, Inc.

Amendment No. 5 to

Registration Statement on Form S-1

Filed October 5, 2023

File No. 333-271439

Ladies and Gentlemen:

This is in response to the letter of comment of the Staff dated October 18, 2023, relating to the captioned Registration Statement on Form S-1 of Ludwig Enterprises, Inc. (the “Company”). The comments of the Staff are addressed below:

Amendment No. 5 to Registration Statement on Form S-1

Management, page 47

1.	We note your response to comment 1 and your revised disclosure here stating that "[p]rior to his joining [y]our company as Chief Operating Officer, from July 2022 through September 5, 2022, Mr. Terwilliger, in his role as consultant to Homeopathic Partners, Inc., provided administrative services to [y]our company, under [y]our now-terminated consulting agreement with Homeopathic Partners, Inc." We also note, however, that Mr. Terwilliger is named as Incorporator and his company, Corporate World, Inc., is named as Resident Agent, in your Articles of Incorporation included as Exhibit 3.1 and dated February 8, 2006. Please clarify Mr. Terwilliger's role with your company prior to July 2022. Refer to Item 401(e)(1) of Regulation S-K.

Please be advised that the disclosure has been revised, in response to this comment. In addition, disclosure has been added to “Certain Relationships and Related Transactions,” in light of such comment.

Oral Comment 1: Specimen Common Stock Certificate. A revised specimen certificate has been filed as Exhibit 4.19.

Oral Comment 2: Updated Consent of Independent Auditor. An updated Consent has been filed as Exhibit 23.1.

Oral Comment 3: Typographical Error under “Management.” The incorrect reference to September 5, 2022, has been changed to September 5, 2023.

_____________________________

The Company believes that this filing is now in order for effectiveness.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Ludwig Enterprises, Inc.